

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

Peter Ingram
President and Chief Executive Officer
HAWAIIAN HOLDINGS INC
3375 Koapaka Street, Suite G-350
Honolulu, HI 96819

> **Re: HAWAIIAN HOLDINGS INC**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed on February 12, 2021**
> **Form 8-K filed on January 26, 2021**
> **File No. 001-31443**

Dear Mr. Ingram :

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

1.   Please discuss and analyze your financial condition and changes in your financial condition. Specifically, discuss and analyze material changes to your balance sheet and discuss material events and uncertainties that may impact your future financial condition. Refer to Item 303(a) of Regulation S-K.

Form 8-K filed on January 26, 2021

Non-GAAP Financial Reconciliation (unaudited)

2.   You disclose that EBITDAR is a non-GAAP measure used by management to evaluate

Peter Ingram
HAWAIIAN HOLDINGS INC
March 19, 2021
Page 2

       your financial performance. We also note your presentation of Adjusted EBITDAR. Please clarify within your disclosure how management uses Adjusted EBITDAR. Additionally, these measures exclude aircraft rent expense, which appears to be a normal, recurring cash operating expense necessary to operate your business. Please tell us how you considered question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations when presenting these measures.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez, Branch Chief at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation